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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended Dec. 30, 2000

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-3034

XCEL ENERGY
EMPLOYEE STOCK OWNERSHIP PLAN

XCEL ENERGY INC. (the "Company")
800 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55402

INDEX

Page
Financial Statements:
Statements of Net Assets Available for Benefits as of Dec. 30, 2000 and 1999	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended Dec. 30, 2000	3
Notes to Financial Statements	4
Supplemental Schedules:
Schedule H—Item 4(i)—Schedule of Assets Held for Investment Purposes at End of Year	8
Schedule H—Item 4(j)—Schedule of Reportable Transactions (for the Year Ended Dec. 30, 2000)	9
Reports of Independent Accountants	10-11
Signature	12
Exhibits:
Exhibit 23.01: Consent of Independent Public Accountants	13
Exhibit 23.02: Consent of Independent Public Accountants	14

XCEL ENERGY
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of Dec. 30, 2000 and 1999

	2000	1999
ASSETS:
Noninterest-bearing cash	$—	$2
Receivables:
Participant contributions	2,327	2,780
Dividends and interest	4,505,667	4,083,162
Interest-bearing cash investments	16,545	7,009
Investment in Xcel Energy Inc. common stock	349,176,928	224,569,161

TOTAL ASSETS	353,701,467	228,662,114

LIABILITIES:
Loans and interest payable to Xcel Energy Inc.	24,960,251	11,749,808

TOTAL LIABILITIES	24,960,251	11,749,808

NET ASSETS AVAILABLE FOR BENEFITS	$328,741,216	$216,912,306

See accompanying notes to financial statements.

XCEL ENERGY
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended Dec. 30, 2000

2000
Contributions:
Employer	$4,159,547
Participants	30,050

TOTAL CONTRIBUTIONS	4,189,597
Investment income:
Earnings on interest-bearing cash	20,646
Dividends on Xcel Energy Inc. common stock	17,449,503
Net gain on sale of assets	2,887,877
Unrealized appreciation on Xcel Energy Inc. common stock	105,478,650

TOTAL INVESTMENT INCOME	130,026,273

Deductions:
Benefit payments made directly to participants or beneficiaries	16,988,207
Interest expense	1,208,071
Administrative and other	1,085

TOTAL DEDUCTIONS	18,197,363

NET INCREASE	111,828,910
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	216,912,306

End of year	$328,741,216

See accompanying notes to financial statements.

XCEL ENERGY
EMPLOYEE STOCK OWNERSHIP PLAN
(EIN: 41-0448030 PN: 002)

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

    Change in Plan Name—On August 18, 2000, Northern States Power Co. ("NSP") and New Century Energies, Inc. ("NCE") merged and formed Xcel Energy Inc. (the "Company"). NSP shares became Xcel Energy shares on a one-for-one basis. Each share of NCE common stock was exchanged for 1.55 shares of Xcel Energy common stock. The merger was structured as a tax-free, stock-for-stock exchange for shareholders of both companies (except for fractional shares), and accounted for as a pooling-of-interests. Pursuant to the merger agreement, NCE was merged with and into NSP. NSP, as the surviving legal corporation, changed its name to Xcel Energy. Consequently, the Northern States Power Company Employee Stock Ownership Plan changed its name to Xcel Energy Employee Stock Ownership Plan (the "Plan").

    Investments—Substantially all investments of the Plan consist of common stock of the Company and are carried at fair value. The Plan recognizes unrealized appreciation or depreciation in the market value of Company shares, which is determined using the year-end closing market price. Realized appreciation or depreciation is recognized by the Plan upon distribution of individual account balances to participants or beneficiaries. The cost of stock distributed is determined as the average cost basis at the time of distribution.

    Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Risks and Uncertainties—Because the Plan's assets and income sources are concentrated in Company common stock, changes in the values of Company common stock could occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

    Other—The Plan follows the accrual basis of accounting. Administrative expenses of the Plan are paid by the Company, its participating subsidiaries, or terminating participants. Terminating participants who elect an early and additional distribution of their accounts are charged a fee by the Company to partially offset the added administrative cost for two distributions.

2. Plan Description

    The following brief description of the Plan is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

    General—Adopted in 1975, the Plan is a defined contribution employee benefit plan which provides eligible employees of NSP-Minnesota, NSP-Wisconsin, NRG Energy, Inc. and other participating subsidiaries of the former NSP (collectively the "Companies") with the opportunity to acquire ownership of common stock of the Company, without reduction in pay or other benefits. Eligible participants may purchase additional Company common stock under the Plan by making after-tax contributions. Substantially all of the employees of the Companies are eligible to participate in the Plan after meeting the service requirements as described in the Plan.

    Funding—Assets of the Plan are maintained in a trust. The Companies can make contributions to the Plan at their discretion. The Company makes contributions on behalf of the Companies to the extent that tax savings are realized by the Companies. Shares purchased with contributions made by the Company are allocated to the eligible active participants' accounts in the proportion that the participants' covered compensation bears to the covered compensation of all eligible participants, excluding compensation in excess of $170,000, as limited under the Internal Revenue Code 401(a)(17). Since 1977, the Plan has also provided for voluntary savings after-tax contributions to be made by eligible employees through payroll deductions which are not matched by the Companies under current Plan provisions.

    Benefits—Each participant is fully vested in all of the common stock allocated to the participant's account. Participant accounts can be distributed to participants in the plan year following retirement or other termination of employment with the Companies. Qualifying participants may accelerate or delay distribution after termination of employment. The Plan also permits withdrawals of amounts attributable to employee contributions to satisfy qualifying hardships. Additionally, participants of age 55 or older who have completed at least ten years of participation in the Plan may elect to receive a limited distribution from the Plan as provided in the Plan document.

    Plan Loans—Loans may be taken out by the Plan and the proceeds used to purchase shares of Company common stock. (See Note 6 for further discussion of Plan loans.) Dividends received for unallocated shares and for certain shares allocated to active participants are used to repay the loans. To the extent loan payments are made from dividends on shares allocated to participant accounts, the shares released from suspense are allocated first to affected participant accounts at the lower of cost of the shares released or current market price. Dividends are applied to loan repayments before any contributions by the Companies are applied.

    Plan Termination—There is no specified term for the Plan, and the employer has not expressed any intent to terminate the Plan. However, the employer may terminate the Plan at any time in accordance with the provisions of the Employee Retirement Income Security Act ("ERISA").

3. Federal Income Tax Status

    The Internal Revenue Service has determined and informed the Company by letter dated September 25, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

    As a result, any income earned by the Plan is exempt from Federal income tax. Additionally, as long as the Plan remains a qualified Plan, participants are not subject to tax on amounts contributed by the Companies until the time of distribution. Distributions in excess of the participant's contributions will usually be taxed as ordinary income. However, if common stock is distributed, the portion of the value representing unrealized appreciation while held in the Plan may not, under certain circumstances, be subject to immediate tax. Participants of age 50 or older as of January 1, 1986, may elect 10-year averaging at pre-1987 income tax rates or 5-year averaging at current rates. Other participants who attained age 59 1/2 before tax year 2000 may have elected a one time only 5-year averaging option for lump sum distributions received.

4. Changes In Unrealized Appreciation of Company Common Stock

	Shares	Cost	Fair Market Value	Unrealized Appreciation
Balance at Dec. 30, 1999	11,263,657	$199,766,426	$224,569,161	$24,802,735
Purchases	1,553,336	33,229,447	33,229,447	—
Distributions	(802,303)	(14,100,330)	(16,988,207)	(2,887,877)
Unrealized appreciation, net of realized depreciation	—	—	108,366,527	108,366,527

Balance at Dec. 30, 2000	12,014,690	$218,895,543	$349,176,928	$130,281,385

    The fair value per share of the Company's common stock was $29.063 and $19.938 per share at Dec. 30, 2000 and 1999, respectively.

5. Allocation of Plan Investments

    The Plan's cash investments are not allocated to participants. The Plan's investments in Company common stock were allocated to participants' accounts at Dec. 30, 2000 and 1999 as follows:

	2000		1999
	Allocated	Unallocated	Allocated	Unallocated
Number of Shares	10,742,605	1,272,085	10,621,725	641,932
Market Value	$312,206,958	$36,969,970	$211,770,642	$12,798,519
Cost	$190,812,099	$28,083,444	$183,733,855	$16,032,571

6. Related Party Transactions

    Transactions with the Company—Common stock dividends relate solely to Company shares held by the Plan. Receivables include dividends on Company common stock payable to the Plan of $4,505,509 and $4,083,076 at Dec. 30, 2000 and 1999, respectively. Employer contributions for the 2000 plan year were based on tax savings realized by the Company.

    Loan Payable—In July 2000, the Plan entered into a $20,000,000 term loan agreement with the Company as permitted by the Trust Agreement between the Trustee and the Company. The proceeds of the loans were used to purchase the Company's common stock. The Company correspondingly obtained $20,000,000 in unsecured bank loans to finance the loans to the Plan on a long-term basis. The agreements with the Company provide for the Plan's loans to be repaid coincidentally with the Company's bank loans, in quarterly installments over seven years.

    In April 1998, September 1996 and March 1995, the Plan entered into respective $15,000,000 term loan agreements with the Company as permitted by the Trust Agreement between the Trustee and the Company. The proceeds of the loans were used to purchase the Company's common stock. The Company correspondingly obtained $15,000,000 in unsecured bank loans to finance the loans to the Plan on a long-term basis. The agreements with the Company provide for the Plan's loans to be repaid coincidentally with the Company's bank loans, in quarterly installments over seven years.

    Loan payments in the amount of $6,988,784 and $7,759,478 were made during the years ended Dec. 30, 2000 and 1999, respectively. The loans bear interest at a variable rate which is adjusted quarterly, based on changes in London Interbank Offered Rates ("LIBOR"). At Dec. 30, 2000, the

interest rate was 7.2 percent on the 2000 loan, 7.1 percent on the 1998 loan, 7.1 percent on the 1996 loan, and 7.2 percent on the 1995 loan.

	December 30, 2000		December 30, 1999
	Interest Rate	Loans Payable	Interest Rate	Loans Payable
2000 Loan	7.2%	$18,456,587	—	—
1998 Loan	7.1%	$2,707,256	6.4%	$5,761,387
1996 Loan	7.1%	$2,758,637	6.4%	$3,325,520
1995 Loan	7.2%	$694,914	5.8%	$2,519,270

    Transactions with the Trustee—Certain investments of the Plan are short-term investments managed by Wells Fargo Bank Minnesota, N.A ("Wells Fargo"). Wells Fargo is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

7. Information Supplied by the Trustees

    Effective October 1, 2000, the Plan changed trustees from U.S. Bank National Association to Wells Fargo Bank Minnesota, N.A. (collectively, the "Trustees"). The Trustees hold the Plan's assets and execute transactions. All financial data of the plan, other than the determination of contributions, benefits paid to participants, and loan fund activity have been certified for completeness and accuracy by the respective trustees. In addition, information presented in the supplemental schedules have been certified as complete and accurate by the Trustees.

8. Reconciliation of Financial Statements to Form 5500

    As required by the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974, on the Plan's Form 5500 report the net asset amounts allocable to withdrawing participants are recorded as a liability based on benefit claims that have been processed and approved for payment prior to Dec. 30 but have not yet been paid as of that date. As required by generally accepted accounting principles in the United States, on the accompanying financial statements such amounts are recorded as paid. At Dec. 30, 2000 and 1999, there were no benefits payable to withdrawing participants.

Schedule H—Item 4(i)—Schedule of Assets Held for Investment Purposes at End of Year

(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
*Xcel Energy Inc.	Common Stock—Par $2.50	$218,895,543	$349,176,928
*Wells Fargo Bank Minnesota, NA	Wells Fargo Short-term Investment Fund	16,545	16,545

		$218,912,088	$349,193,473

*
Party in interest to the Plan.

Schedule H—Item 4(j)—Schedule of Reportable Transactions (for the year ended Dec. 30, 2000)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(h) Current value	(i) Net gain or (loss)
Single Transactions
Xcel Energy Inc.	Seven year variable rate loan to the Plan for the purchase of Common Stock			$20,000,000
Xcel Energy Inc.	Purchase of Xcel Energy Inc. Common Stock by the Plan			$20,000,000
Series of Transactions—Security of the Same Issue
Xcel Energy Inc.	Purchases and sales of Xcel Energy Inc. Common Stock by the Plan	$33,229,447	$3,406		$198
U.S. Bank N.A.	Purchases and sales of First American Institutional Money Fund	$32,067,034	$32,074,043		$0
Series of Transactions—Same Person
Xcel Energy Inc.	Xcel Energy Inc. Common Stock Dividends, Employer Contribution, and Purchase of Common Stock from Xcel Energy Inc.			$54,835,090

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator
of the Xcel Energy
Employee Stock Ownership Plan

    We have audited the accompanying statement of net assets available for benefits of the Xcel Energy Employee Stock Ownership Plan (the "Plan") as of Dec. 30, 2000, and the related statement of changes in net assets available for benefits for the year ended Dec. 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Xcel Energy Employee Stock Ownership Plan as of Dec. 30, 1999 were audited by other auditors whose report dated June 27, 2000, expressed an unqualified opinion on that statement.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of Dec. 30, 2000 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

    Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP ARTHUR ANDERSEN LLP Minneapolis, Minnesota June 15, 2001

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator
of the Xcel Energy
Employee Stock Ownership Plan

    In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Xcel Energy Employee Stock Ownership Plan (the Plan) at December 30, 1999, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of the statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP PricewaterhouseCoopers LLP Minneapolis, Minnesota June 27, 2000

Signature

    As permitted under Form 11-K rules, the Company's Employee Stock Ownership Plan is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

    Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company's Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

XCEL ENERGY EMPLOYEE STOCK OWNERSHIP PLAN
(Registrant)
June 15, 2001	By:	/s/ DAVID E. RIPKA David E. Ripka Vice President and Controller Xcel Energy Inc.

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INDEX
REPORT OF INDEPENDENT ACCOUNTANTS
REPORT OF INDEPENDENT ACCOUNTANTS
Signature